AMER SPORTS REPORTS SECOND QUARTER 2026 FINANCIAL RESULTS, RAISES FULL YEAR REVENUE, MARGIN, AND EPS GUIDANCE
•Strong 2Q26 results with revenues, adjusted margins and EPS above guidance, excluding the benefit from net tariff refunds
•Revenue increased 32% to $1,633 million, or +30% ex-currency, and strong momentum continues into 3Q26
•Group operating margin, excluding the benefit from net tariff refunds, expanded over 300 basis points
•All regions and segments achieved strong double-digit revenue growth
•Technical Apparel grew 32% led by Arc'teryx, and driven by broad-based strength across regions, categories and channels, including a +17% omni-comp
•Outdoor Performance grew 37% driven by excellent momentum in Salomon Softgoods
•Ball & Racquet grew 24% led by Wilson Tennis 360

NEW YORK (August 18, 2026) – Amer Sports, Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the second quarter of 2026.
CEO James Zheng commented "Our global momentum continued through the second quarter with over 30% revenue growth and strong operating margin expansion. All segments, geographies, and channels achieved strong double-digit growth led by another exceptional quarter from Salomon Softgoods, a strong Arc'teryx omni-comp, and a Wilson Tennis 360 acceleration.
Given the broad-based momentum across our portfolio, the healthy and growing premium sports and outdoor market, and the world class teams we have in place around the world, I am very confident in the future outlook for Amer Sports."
SECOND QUARTER 2026 RESULTS
For the second quarter of 2026, compared to the second quarter of 2025:
•Revenue increased 32% to $1,633 million, or 30% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 32% to $674 million, or increased 30% on a constant currency basis. This reflects an omni-comp2 growth of 17%.
•Outdoor Performance increased 37% to $569 million, or increased 35% on a constant currency basis.
•Ball & Racquet Sports increased 24% to $390 million, or increased 23% on a constant currency basis.
•Gross margin increased 710 basis points to 65.6%, including a benefit of 390 basis points from net tariff refunds; Adjusted gross margin increased 710 basis points to 65.8%, including a benefit of 390 basis points from net tariff refunds.

1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Selling, general and administrative expenses increased 30% to $909 million; Adjusted selling, general and administrative expenses increased 33% to $897 million.
•Operating profit increased 339% to $192 million; Adjusted operating profit increased 209% to $208 million.
•Operating margin increased 820 basis points to 11.7%, including a benefit of 390 basis points from net tariff refunds. Adjusted operating margin increased 730 basis points to 12.8%, including a benefit of 390 basis points from net tariff refunds. Adjusted operating margin by segment:
◦Technical Apparel increased 470 basis points to 18.8%, including a benefit of 170 basis points from net tariff refunds.
◦Outdoor Performance increased 800 basis points to 14.6%, including a benefit of 270 basis points from net tariff refunds.
◦Ball & Racquet Sports increased 1,300 basis points to 17.2%, including a benefit of 970 basis points from net tariff refunds.
•Net income attributable to equity holders of the Company increased 489% to $107 million, which is $0.18 diluted earnings per share; Adjusted net income attributable to equity holders of the Company increased 252% to $127 million, which is $0.22 adjusted diluted earnings per share. Net income includes a benefit of $50.1 million from tariff refunds, net of the release of capitalized tariff costs, specific inventory reserves, and estimated reimbursements to vendors.
Balance sheet. Year-over-year inventories increased 19% to $1,897 million. Net cash3 was $573 million, and cash and cash equivalents totaled $720 million at quarter end.
OUTLOOK
CFO Andrew Page noted, “We had another great financial performance in the second quarter across the P&L, with strong sales, margins, and EPS. The investments we have been making are paying off in the form of strong momentum across our three largest opportunities: Arc'teryx, Salomon Softgoods, and Wilson Tennis 360. And we will continue to reinvest behind these early-stage growth engines to ensure high quality long-duration growth and strong brand equity over the long term.
"Looking ahead, the strong position of our brands, great execution by our teams, and healthy demand trends in the market, give us the confidence to raise our full year 2026 sales, margin, and EPS guidance."
FULL-YEAR 2026
Amer Sports is increasing guidance for the year ending December 31, 2026 (all guidance figures reference adjusted amounts). Guidance assumes that the most recently announced Section 301 tariff rates remain in place for the remainder of 2026.
•Reported revenue growth: approximately 24%, which assumes a 200 – 250 basis point currency benefit at current exchange rates
•Gross margin: 60.5 — 61.0%
•Operating margin: 14.2 – 14.5%
•Net finance cost: approximately $85 million

3Net cash is defined as cash and cash equivalents, less the principal value of non-current borrowings, the revolving credit facility and other borrowings.

•Effective tax rate: approximately 28%
•Other operating income will be approximately $43 million, and non-controlling interest approximately $30 million
•Fully diluted share count: approximately 585 million
•Fully diluted EPS: $1.27 – $1.30
•D&A: approximately $450 million, including approximately $220 million of ROU depreciation
•CapEx: approximately $400 million
•Corporate expenses: approximately $240 million

•Technical Apparel:
◦Revenue growth of 25% – 26%
◦Segment operating margin approximately 22.5%
•Outdoor Performance:
◦Revenue growth of 27% – 28%
◦Segment operating margin 16.0% – 16.5%
•Ball & Racquet:
◦Revenue growth of approximately 14%
◦Segment operating margin 6.7% – 7.2%
THIRD QUARTER 2026
Amer Sports is providing the following guidance for the third quarter ending September 30, 2026 (all guidance figures reference adjusted amounts). Guidance assumes that the most recently announced Section 301 tariff rates remain in place for the remainder of 2026.
• Reported revenue growth: 18 – 20%, which assumes an approximately 50 basis point currency benefit at current exchange rates
• Gross margin: approximately 59.0%
• Operating margin: 13.5 – 14.0%
• Net finance cost: $15 – $20 million
• Effective tax rate: approximately 28%
• Fully diluted share count: approximately 590 million
• Fully diluted EPS: $0.31 – $0.33
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.

INVESTOR DAY
Amer Sports will host an investor day September 17, 2026 in Annecy, France from 9:00 am to approximately 5:00 pm Central European Time. The presentation will be webcast live.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the second quarter 2026 will be webcast live today, Tuesday, August 18, 2026 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 15,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40 countries and our products are sold in 100+ countries. Amer Sports generated revenue of $6.6 billion in 2025. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted gross profit, adjusted SG&A expenses, adjusted net finance costs, adjusted income tax expense, adjusted operating profit margin, adjusted EBITDA, adjusted net income attributable to equity holders of the Company, and adjusted diluted earnings per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding non-recurring items such as depreciation and amortization related to purchase price allocation (“PPA”) fair value step up resulting from the acquisition and delisting of Amer Sports in 2019 (the “Acquisition”), restructuring expenses, and expenses related to certain legal proceedings. Adjusted SG&A excludes non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted net finance costs is calculated as net finance costs excluding non-recurring items such as loss on debt extinguishment and derivative contract loss. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income before tax with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange (losses)/gains, net & other finance costs, loss on debt extinguishment, and interest income. Adjusted EBITDA is calculated as net income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense/(benefit), foreign currency exchange (losses)/gains, net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income with adjustments to exclude restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income attributable to equity holders of the Company is calculated as net income attributable to equity holders of the Company with adjustments to exclude depreciation and amortization on PPA fair value step up resulting from the Acquisition, restructuring expenses, expenses related to transaction activities, impairment losses on goodwill and intangible assets, expenses related to certain legal proceedings, certain share-based payments, derivative contract loss, loss on debt extinguishment, and the related income tax expense on these adjustments and deferred tax expense or benefit arising from tax rate changes on PPA balances. “Omni-comp” reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
The Company believes that these non-IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures, however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions. Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to, but are not limited to: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our direct-to-consumer (“DTC”) channel, including the expansion and success of our retail stores and e-commerce platforms; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; changes in trade policies, including tariffs and other trade restrictions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability-related matters, or legal, regulatory or market responses thereto; current and further changes to trade policies, tariffs, import/export regulations and, anti-competition regulations in the United States, European Union, People’s Republic of China (“PRC”) and other jurisdictions, or our failure to comply with such regulations; the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results; ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our information technology (“IT”) systems; our reliance on a large number of complex IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with ANTA Sports Products Limited (“ANTA Sports”); our expectations regarding the time during which we will be a foreign private issuer; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
ir@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com
Source: Amer Sports, Inc.

CONSOLIDATED STATEMENTS OF INCOME (1)
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions (except for earnings per share information)	2026	2025	2026	2025

Revenue	$1,632.6	$1,236.3	$3,578.1	$2,708.8
Cost of goods sold	(561.0)	(513.4)	(1,341.2)	(1,134.8)
Gross profit	1,071.6	722.9	2,236.9	1,574.0
Selling, general and administrative expenses	(909.2)	(697.8)	(1,765.4)	(1,339.7)
Impairment losses	(2.3)	(2.6)	(3.0)	(2.9)
Other operating income	31.6	21.2	44.2	26.5
Operating profit	191.7	43.7	512.7	257.9

Interest expense	(20.0)	(30.0)	(44.9)	(52.0)
Foreign currency exchange (losses)/gains, net & other finance costs	(16.3)	6.7	(24.1)	10.6
Loss on debt extinguishment	—	—	(50.5)	—
Interest income	5.4	1.4	8.1	2.9
Net finance cost	(30.9)	(21.9)	(111.4)	(38.5)

Income before tax	160.8	21.8	401.3	219.4

Income tax (expense)/benefit	(43.0)	0.6	(113.5)	(58.9)

Net income	$117.8	$22.4	$287.8	$160.5

Net income attributable to:
Equity holders of the Company	$107.2	$18.2	$271.8	$152.8
Non-controlling interests	$10.6	$4.2	$16.0	$7.7

Earnings per share
Basic earnings per share	$0.18	$0.03	$0.47	$0.28
Diluted earnings per share	$0.18	$0.03	$0.47	$0.27

Weighted-average number of ordinary shares
Basic	582,577,137	555,400,923	573,788,558	554,697,448
Diluted	589,086,863	560,798,983	580,676,189	560,361,095
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2026 and December 31, 2025
(Unaudited)

In millions	June 30, 2026	December 31, 2025

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,725.7	$2,782.0
Goodwill	2,260.7	2,338.3
Property, plant and equipment	701.2	697.8
Right-of-use assets	880.0	763.4
Non-current financial assets	84.6	70.7
Defined benefit pension assets	20.4	20.8
Other non-current assets	2.6	3.3
Deferred tax assets	78.8	84.1
TOTAL NON-CURRENT ASSETS	6,754.0	6,760.4

CURRENT ASSETS

Inventories	1,896.7	1,622.1
Accounts receivable, net	575.2	809.3
Prepaid expenses and other receivables	257.5	200.0
Current tax assets	23.4	20.3
Cash and cash equivalents	720.4	652.3
TOTAL CURRENT ASSETS	3,473.2	3,304.0

TOTAL ASSETS	10,227.2	10,064.4

SHAREHOLDERS' EQUITY AND LIABILITIES

EQUITY

Share capital	19.5	18.6
Share premium	4,119.5	3,251.2
Capital reserve	2,789.2	2,789.2
Cash flow hedge reserve	8.6	(43.4)
Accumulated deficit and other	(70.7)	(213.6)
Equity attributable to equity holders of the parent company	6,866.1	5,802.0
Non-controlling interests	21.9	18.9
TOTAL EQUITY	$6,888.0	$5,820.9

In millions	June 30, 2026	December 31, 2025

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	$—	$792.3
Non-current lease liabilities	775.1	660.9
Defined benefit pension liabilities	33.2	33.9
Other non-current liabilities	8.4	7.2
Non-current provisions	17.7	16.0
Non-current tax liabilities	10.1	4.5
Deferred tax liabilities	520.6	519.5
TOTAL NON-CURRENT LIABILITIES	1,365.1	2,034.3

CURRENT LIABILITIES

Other borrowings	147.4	142.8
Current lease liabilities	179.1	157.1
Accounts payable	750.7	769.8
Other current liabilities	827.8	1,002.8
Current provisions	43.1	41.7
Current tax liabilities	26.0	95.0
TOTAL CURRENT LIABILITIES	1,974.1	2,209.2

TOTAL LIABILITIES	3,339.2	4,243.5

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$10,227.2	$10,064.4

GEOGRAPHIC REVENUES
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In millions	2026	2025	% Change	2026	2025	% Change
Geographic Revenues
Greater China (1)	$556.0	$410.2	35.5%	$1,200.5	$856.2	40.2%
Americas	496.7	395.4	25.6%	1,045.5	860.1	21.6%
EMEA	332.3	276.2	20.3%	845.1	681.1	24.1%
Asia Pacific (2)	247.6	154.5	60.3%	487.0	311.4	56.4%
Total	$1,632.6	$1,236.3	32.1%	$3,578.1	$2,708.8	32.1%
(1) Consists of mainland China, Hong Kong, Macau and Taiwan.
(2) Excludes Greater China.
CHANNEL REVENUES
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In millions	2026	2025	% Change	2026	2025	% Change
Channel Revenues
DTC	$896.8	$640.9	39.9%	$1,898.3	$1,333.5	42.4%
Wholesale	735.8	595.4	23.6%	1,679.8	1,375.3	22.1%
Total	$1,632.6	$1,236.3	32.1%	$3,578.1	$2,708.8	32.1%
SEGMENT REVENUES
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In millions	2026	2025	% Change	2026	2025	% Change
Segment Revenues
Technical Apparel	$674.2	$508.9	32.5%	$1,559.2	$1,172.7	33.0%
Outdoor Performance	568.5	413.7	37.4%	1,282.1	916.1	40.0%
Ball & Racquet Sports	389.9	313.7	24.3%	736.8	620.0	18.8%
Total	$1,632.6	$1,236.3	32.1%	$3,578.1	$2,708.8	32.1%

SEGMENT ADJUSTED OPERATING PROFIT
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,				For the six months ended June 30,
In millions	2026	% of Segment Revenues	2025 (3)	% of Segment Revenues	2026	% of Segment Revenues (2)	2025 (3)	% of Segment Revenues (2)
Segment Adjusted Operating Profit
Technical Apparel	$126.5	18.8%	$71.8	14.1%	$359.8	23.1%	$230.4	19.6%
Outdoor Performance	83.0	14.6%	27.5	6.6%	228.3	17.8%	106.0	11.6%
Ball & Racquet Sports	67.2	17.2%	13.2	4.2%	79.6	10.8%	35.6	5.7%
Corporate expenses (1) (2)	(68.3)	NM	(45.1)	NM	(120.3)	NM	(72.5)	NM
Total	$208.4	12.8%	$67.4	5.5%	$547.4	15.3%	$299.5	11.1%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for Corporate expenses is not presented as it is not a meaningful metric
(3) Effective January 1, 2026, the Company revised its methodology for allocating certain expenses, primarily IT costs, not directly attributable to the operating performance of its reportable segments. This change is reflective of how the Chief Operating Decision Maker (“CODM”) analyzes the business, with these expenses now reported within the centralized corporate function. Prior period amounts have been recast to conform to the current period presentation. This change did not impact the consolidated statements of financial position, income and other comprehensive income, changes in shareholders’ equity, or cash flows. The impact of this recast for each quarter of the prior year is presented below:

	For the three months ended
In millions	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	Total
Technical Apparel
Adjusted operating profit, as previously reported	$157.8	$70.7	$129.6	$258.7	$616.8
Impact of change in allocation methodology	0.8	1.1	0.3	1.6	3.8
Adjusted operating profit, as recast	158.6	71.8	129.9	260.3	620.6

Outdoor Performance
Adjusted operating profit, as previously reported	73.8	21.3	156.9	47.8	299.8
Impact of change in allocation methodology	4.7	6.2	4.3	8.9	24.1
Adjusted operating profit, as recast	78.5	27.5	161.2	56.7	323.9

Ball & Racquet Sports
Adjusted operating profit, as previously reported	20.2	9.7	26.4	(8.6)	47.7
Impact of change in allocation methodology	2.2	3.5	2.1	2.3	10.1
Adjusted operating profit, as recast	22.4	13.2	28.5	(6.3)	57.8

Corporate expenses
Adjusted operating profit, as previously reported	(19.6)	(34.3)	(38.0)	(34.8)	(126.7)
Impact of change in allocation methodology	(7.7)	(10.8)	(6.7)	(12.8)	(38.0)
Adjusted operating profit, as recast	$(27.3)	$(45.1)	$(44.7)	$(47.6)	$(164.7)

SEGMENT DTC OPERATING DATA
As of June 30, 2026 and 2025
(Unaudited)

	June 30,
	2026	2025	% Change
Store Count (1)
Technical Apparel	305	227	34%
Outdoor Performance	355	256	39%
Ball & Racquet	97	63	54%
Total	757	546	39%

Omni-comp (2)
Technical Apparel	17%	15%
Outdoor Performance	28%	28%
Ball & Racquet	22%	19%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.
(2) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
ADJUSTED GROSS PROFIT RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Gross Profit	$1,071.6	$722.9	$2,236.9	$1,574.0
Depreciation and amortization on PPA fair value step up	2.7	3.8	5.5	7.4
Expenses related to certain legal proceedings	—	(1.3)	—	(2.1)
Adjusted Gross Profit	$1,074.3	$725.4	$2,242.4	$1,579.3
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED SG&A RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Selling, general and administrative expenses	$(909.2)	$(697.8)	$(1,765.4)	$(1,339.7)
Depreciation and amortization on PPA fair value step up	6.3	7.2	12.7	14.1
Restructuring expenses	6.8	6.0	11.0	8.9
Expenses related to transaction activities	0.6	2.0	0.5	2.3
Expenses related to certain legal proceedings	0.2	0.1	0.2	0.1
Share-based payments	(1.7)	5.9	3.0	10.9
Adjusted SG&A expenses	$(897.0)	$(676.6)	$(1,738.0)	$(1,303.4)
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
ADJUSTED NET FINANCE COST RECONCILIATION
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Net Finance Costs	$(30.9)	$(21.9)	$(111.4)	$(38.5)
Loss on debt extinguishment	—	—	50.5	—
Derivative contract loss	9.6	—	9.6	—
Adjusted Net Finance Costs	$(21.3)	$(21.9)	$(51.3)	$(38.5)

ADJUSTED INCOME TAX EXPENSE RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Income Tax Expense	$(43.0)	$0.6	$(113.5)	$(58.9)
Deferred tax on PPA fair value step up	(2.1)	(2.8)	(4.4)	(5.4)
Restructuring expenses	(1.7)	(1.5)	(2.7)	(2.2)
Expenses related to transaction activities	(0.2)	(0.5)	(0.2)	(0.6)
Expenses related to certain legal proceedings	—	0.3	—	0.5
Share-based payments	0.4	(1.4)	(0.8)	(2.7)
Impairment of goodwill and intangible assets	(0.4)	—	(0.4)	—
Derivative contract loss	(2.7)	—	(2.7)	—
Loss on debt extinguishment	—	—	(10.6)	—
Adjusted Income Tax Expense	$(49.7)	$(5.3)	$(135.3)	$(69.3)
ADJUSTED NET INCOME RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions (except for share and earnings per share information)	2026	2025	2026	2025
Net income attributable to equity holders of the Company	$107.2	$18.2	$271.8	$152.8
Depreciation and amortization on PPA fair value step up	9.0	11.0	18.2	21.5
Restructuring expenses	6.8	6.0	11.0	8.9
Impairment of goodwill and intangible assets	1.8	—	1.8	—
Expenses related to transaction activities	0.6	2.0	0.5	2.3
Expenses related to certain legal proceedings	0.2	(1.2)	0.2	(2.0)
Share-based payments	(1.7)	5.9	3.0	10.9
Derivative contract loss	9.6	—	9.6	—
Loss on debt extinguishment	—	—	50.5	—
Income tax expense on adjustments	(6.7)	(5.9)	(21.8)	(10.4)
Adjusted net income attributable to equity holders of the Company	$126.8	$36.0	$344.8	$184.0
Weighted-average dilutive shares outstanding	589,086,863	560,798,983	580,676,189	560,361,095
Adjusted total diluted earnings per share	$0.22	$0.06	$0.59	$0.33
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Income before tax	$160.8	$21.8	$401.3	$219.4
Depreciation and amortization on PPA fair value step up	9.0	11.0	18.2	21.5
Restructuring expenses	6.8	6.0	11.0	8.9
Impairment of goodwill and intangible assets	1.8	—	1.8	—
Expenses related to transaction activities	0.6	2.0	0.5	2.3
Expenses related to certain legal proceedings	0.2	(1.2)	0.2	(2.0)
Share-based payments	(1.7)	5.9	3.0	10.9
Loss on debt extinguishment	—	—	50.5	—
Interest expense	20.0	30.0	44.9	52.0
Foreign currency exchange losses/(gains), net & other finance costs	16.3	(6.7)	24.1	(10.6)
Interest income	(5.4)	(1.4)	(8.1)	(2.9)
Adjusted operating profit	$208.4	$67.4	$547.4	$299.5
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In millions	2026	2025	2026	2025
Revenue	$1,632.6	$1,236.3	$3,578.1	$2,708.8
Net income attributable to equity holders of the Company	$107.2	$18.2	$271.8	$152.8
Net income attributable to non-controlling interests	10.6	4.2	16.0	7.7
Depreciation and amortization (2)	112.5	81.4	215.1	159.1
Interest expense (3)	20.0	30.0	44.9	52.0
Foreign currency exchange losses/(gains), net & other finance costs	16.3	(6.7)	24.1	(10.6)
Loss on debt extinguishment	—	—	50.5	—
Interest income	(5.4)	(1.4)	(8.1)	(2.9)
Income tax expense/(benefit)	43.0	(0.6)	113.5	58.9
Restructuring expenses	6.8	6.0	11.0	8.9
Impairment of goodwill and intangible assets	1.8	—	1.8	—
Expenses related to transaction activities	0.6	2.0	0.5	2.3
Expenses related to certain legal proceedings	0.2	(1.2)	0.2	(2.0)
Share-based payments	(1.7)	5.9	3.0	10.9
Adjusted EBITDA	$311.9	$137.8	$744.3	$437.1
Net income margin	6.6%	1.5%	7.6%	5.6%
Adjusted EBITDA Margin	19.1%	11.1%	20.8%	16.1%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $55.2 million and $39.4 million for the three months ended June 30, 2026 and 2025, and $104.8 million and $75.2 million for the six months ended June 30, 2026 and 2025, respectively.
(3) Total interest expense on lease liabilities under IFRS 16, Leases was $11.9 million and $7.9 million for the three months ended June 30, 2026 and 2025, and $21.5 million and $15.2 million for the six months ended June 30, 2026 and 2025, respectively.